J.P. Galda & Co.
Attorneys-at-Law
143 Clover Hollow Road
Easton, Pennsylvania 18045
Telephone (215) 815-1534

October 3, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Algae Dynamics Corp. (formerly known as Converted Carbon
Technologies Corp.)
Draft Registration Statement on Form S-1
Submitted August 4, 2014
CIK No. 0001607679

Ladies and Gentlemen:

On behalf of Algae Dynamics Corp. (the “Registrant”), please find attached the Registrant’s responses to the Staff’s comment letter dated August 29, 2014 (the “Comment Letter”), which have, except as discussed below, been addressed in the Amended Draft Registration Statement filed today (the “Amended DRS”).  The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

General

Please note that at its Special Shareholder Meeting held on August 28, 2014, the Registrant has changed its name to Algae Dynamics Corp. and effected a one for four reverse stock split.  The Amended DRS reflects these corporate actions.

1.           The Registrant is not asking for confidential treatment for any part of the filing.

2.           The Registrant has identified its status as an “emerging growth company” on the outside cover page of the prospectus, in an appropriate risk factor, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).  These sections discuss the various exemptions applicable to the Registrant.  The Amended DRS discloses that the Registrant has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards.

3.           We are providing supplementally a copy of a proposed written communication pursuant to Rule 405.

4.           The Advisory Agreement with Connectus Inc. has been amended, the effect of which is to fix the number of shares which may be acquired upon exercise of the warrants issued to Connectus under the Advisory Agreement, and to provide that warrants to acquire 300,000 (post-split) shares have vested.  The Amended DRS registers for resale the 300,000 warrant shares that have vested and does not register the unvested warrants.  Copies of the amended Advisory Agreement and the Amended and Restated Common Share Purchase Warrants are filed as exhibits to the Amended DRS.  Please note that these warrants have been assigned by Connectus to Apollo Marketing LLC, a company under common control with Connectus.

5.           The legal opinion is filed as an exhibit to the Amended DRS.

6.           The requested revisions have been made

7.           The requested revision has been made.

8.           The requested revision has been made.

9.           The requested revision has been made.

10.           The requested revision has been made.

11.           The risk factor has been amended to remove the references to current agreements and to make the risk factor prospective in nature.

12.           The requested revision has been made.

13.           The requested revision has been made.

14.           The requested revision has been made.

15,           The requested revision has been made.

16.           The requested revision has been made.

17.           The requested revision has been made.

18.           The requested revision has been made.  Copies of the reports are being provided supplementally.

19.           The requested revision has been made.

20.           The requested revision has been made.

21.           The disclosure has been revised to remove the claims.

22.           The exclusive agreement with the University of Waterloo has expired and the disclosure has been modified accordingly.

23.           The disclosure has been revised to remove the claim.

24.           The disclosure has been revised to remove the claims.

25.           The requested revision has been made.

26.           The requested revision has been made.

27.           All projections have been removed.

28.           The requested revision has been made.  The Registrant will file the toll processing agreement when it is completed.

29.           The requested revision has been made.

30.           All projections have been removed.

31.           The Registrant is not incorporating information from third-party websites.

32.           The requested revision has been made.

33.           The Company does not have formal agreements with these parties, however they have provided the services described.

34.           The disclosure has been removed.

35.           The disclosure has been removed.

36.           The exclusive agreement with the University of Waterloo has expired and the disclosure has been modified accordingly.

37.           The University of Waterloo has accepted the Company’s ordinary operating expenses as satisfying the in-kind contribution requirement and accordingly no separate accounting treatment has been provided.

38.           The requested revision has been made.

39.           The requested revision has been made.

40.           The requested revision has been made.

41.           The requested revision has been made.

42.           The requested revision has been made.

43.           The requested revision has been made.

44.           The requested revision has been made.

45.           The requested revision has been made.

46.           The requested revision has been made.

47.           The requested revision has been made.

48.           Their compensation is paid as consulting fees to personal service companies owned by them.

49.           The requested revision has been made.

50.           The requested revision has been made.

51.           The financial statements have been updated.

52.           The requested revision has been made.

53.           The requested revision has been made.

We trust you will find the above responsive to the Comment Letter.

Sincerely,

/s/ Joseph P. Galda